UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

___________________

FORM 11-K
___________________

(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2019

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _______________ to _______________

Commission file number 001-33994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.
1280 WEST PEACHTREE STREET NW
ATLANTA, GA 30309

Interface, Inc.
Savings and Investment Plan

Financial Statements
Years Ended December 31, 2019 and 2018

Supplemental Schedule
As of December 31, 2019

With Report of Independent Registered Public Accounting Firm

Interface, Inc.
Savings and Investment Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Participants
Interface, Inc. Savings and Investment Plan
Atlanta, Georgia
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Emphasis of a Matter - Plan Merger

As discussed in Note 1 to the financial statements, the nora systems, Inc. Retirement Savings Plan was merged into the Plan effective December 31, 2019. Our opinion is not modified with respect to this matter.
Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We are uncertain as to the year we began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we have been the Plan’s auditor consecutively since at least 2003.

Atlanta, Georgia
June 25, 2020

Interface, Inc.
Savings and Investment Plan
 Statements of Net Assets Available for Benefits

December 31,	2019	2018
Assets
Investments, at fair value:
Common trusts	$98,466,535	$80,908,442
Mutual funds	54,692,684	45,425,280
Interface, Inc. stock fund	4,984,032	3,536,195
Self-directed brokerage	—	550,923
Total Investments	158,143,251	130,420,840

Non-interest bearing cash	2,883	—

Receivables:
Participant contributions	193,761	198,519
Notes receivable from participants	5,329,157	5,725,591
Employer contributions	65,015	68,416
Transfer of net assets from plan merger (Note 1)	20,227,035	—
Total Receivables	25,814,968	5,992,526

Net assets available for benefits	$183,961,102	$136,413,366

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2019	2018
Additions to:
Investment income:
Interest and dividend income from mutual funds	$1,795,693	$2,221,212
Interest and dividend income from common trusts	384,563	364,456
Dividend income from Interface, Inc. stock fund	70,351	64,540
Net appreciation (depreciation) in fair market value of investments	25,595,734	(10,517,950)
Net investment income (loss)	27,846,341	(7,867,742)

Interest income from notes receivable from participants	287,866	269,513

Contributions:
Participant	9,519,583	9,061,327
Employer	3,283,966	3,204,274
Participant rollovers	808,015	434,563
Total contributions	13,611,564	12,700,164

Total additions	41,745,771	5,101,935

Deductions to:
Benefits paid to participants	14,275,813	17,726,094
Administrative expenses	149,257	93,028
Total deductions	14,425,070	17,819,122

Net increase (decrease) in net assets available for benefits before plan merger	27,320,701	(12,717,187)

Transfer of net assets from plan merger (Note 1)	20,227,035	—

Net increase (decrease) in net assets available for benefits	47,547,736	(12,717,187)
Net assets available for benefits, beginning of year	136,413,366	149,130,553
Net assets available for benefits, end of year	$183,961,102	$136,413,366

See accompanying notes to financial statements.

Interface, Inc.
Savings and Investment Plan –
Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Interface, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older. The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older. The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan’s investment offerings and monitoring of the investment performance.

Effective January 1, 2019, the Plan was amended and restated to incorporate prior amendments and to add a Roth elective deferral feature to the Plan. All previous plan provisions continued unchanged in the amended and restated plan.

Plan Merger

On August 7, 2018, the Company acquired nora systems, Inc. and its wholly-owned subsidiaries ("nora"). On December 31, 2019, the nora systems, Inc. Retirement Savings Plan (the "nora Plan") was merged into the Plan. The nora Plan is a defined contribution plan covering substantially all domestic employees of nora systems, Inc. and its subsidiaries. The nora participants retained credit for prior years of service. On December 31, 2019, the nora Plan assets consisted of $18,729,747 in cash, $1,177,677 of investments, and $319,611 of notes receivable from participants that were transferred into the Plan. The assets transferred were not received by T. Rowe Price Trust Company, the Trustee, until January 2020, and therefore, $20,227,035 is presented as a receivable on the Statements of Net Assets Available for Benefits.

Contributions

Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $19,000 for 2019 and $18,500 for 2018. Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $6,000 for both 2019 and 2018. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant. Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent. The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2019 and 2018. Contributions are subject to certain limitations. See Note 8 "Subsequent Events" related to a Plan amendment that discontinued employer matching contributions effective after the 2019 plan year end.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and company matching contributions as well as allocations of the Company’s profit-sharing contribution and Plan earnings. Participant’s accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based ratably on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions. See Note 8 "Subsequent Events" for provisions adopted in connection with the Coronavirus Aid, Relief and Economic Security ("CARES") Act related to loan principal repayment changes that are effective after the 2019 plan year end.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan. See Note 8 "Subsequent Events" for provisions adopted in connection with the CARES Act related to special distributions available to eligible participants that are effective after the 2019 plan year end.

Forfeited Accounts

At December 31, 2019 and 2018, the balance of forfeited accounts totaled $8,066 and $118,153, respectively. These accounts will be used to reduce future employer contributions. In 2019, the Plan used $270,012 of the forfeited account balances to reduce employer contributions. In 2018, the Plan did not use any of the forfeited account balances to reduce employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the T. Rowe Price Trust Company, the Trustee. See Note 3 "Fair Value Measurements" for additional information on fair value measurements.

There have been no changes in the valuation methodology used at December 31, 2019 and 2018.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses as they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 and 2018. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payments are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments.

NOTE 3 – FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets in active markets;

•	Quoted prices for identical or similar assets in inactive markets;

•	Inputs other than quoted prices that are observable for the asset; and

•	Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobserved and significant to the fair value measurement.

The techniques used to value the Plan's investments are as follows:

Mutual Funds

Shares of mutual funds held by the Plan are valued at quoted market prices.

Common Trust Funds

The Plan invests in units of common trusts which are valued at net asset value ("NAV") per unit as a practical expedient to estimate fair value. The NAV, as determined by the Trustee at year end, is computed based on the value of the trust's underlying assets, less liabilities of the trust, divided by the number of units outstanding. In accordance with applicable accounting standards, investments that are measured at NAV are not categorized within the fair value hierarchy.

The stable value common trust fund is comprised primarily of investments in synthetic investment contracts, which are fully benefit-responsive investment contracts. Participants may initiate unscheduled withdrawals from the trust at contract value; however, certain events may limit the ability to transact at contract value. Such events include, but are not limited to, partial or complete legal termination of the trust, tax disqualification of the trust, and certain trust amendments if consent is not obtained from the issuer. As of December 31, 2019, the occurrence of such an event is not considered probable.

In addition to these limitations, issuers of the synthetic investment contracts have certain rights to terminate a contract and settle at an amount that differs from contract value. Events and circumstances that would allow the issuer to terminate a contract include, but are not limited to, certain breaches by the trust of its obligations, representations or warranties, a prohibited transaction under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or other applicable law, if the trust suffers an insolvency, or if there is a change in law or accounting standards that makes it impermissible to account for an investment contract on a contract value basis.

Interface, Inc. Stock Fund

The Company's common stock fund is valued based upon the quoted market price for Interface, Inc. common stock.

Self-Directed Brokerage

Self-directed brokerage accounts are valued at the asset value of investments held at December 31, 2018. Self-directed brokerage accounts are no longer available to participants as an investment option as of December 31, 2019.

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2019 and 2018, respectively. As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Investments measured at NAV are presented in the tables below to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

Assets at Fair Value as of December 31, 2019

Investment Type	Level 1	NAV	Total
Mutual Funds	$54,692,684	$—	$54,692,684
Interface, Inc. Stock Fund	4,984,032	—	4,984,032
Common Trusts	—	98,466,535	98,466,535
Total Assets at Fair Value	$59,676,716	$98,466,535	$158,143,251

At December 31, 2019, the Plan had no unfunded commitments related to Common Trust Funds. The redemption of Common Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

Assets at Fair Value as of December 31, 2018

Investment Type	Level 1	NAV	Total
Mutual Funds	$45,425,280	$—	$45,425,280
Interface, Inc. Stock Fund	3,536,195	—	3,536,195
Common Trusts	—	80,908,442	80,908,442
Self-Directed Brokerage (Common Stock)	550,923	—	550,923
Total Assets at Fair Value	$49,512,398	$80,908,442	$130,420,840

NOTE 4 – RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds, units of common trusts and units of a stable value fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing; rather than a direct payment. The Company as the Plan sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2019 and 2018, the Plan held 300,424 and 248,154 shares, respectively, of common stock of Interface, Inc., the sponsoring employer. The Plan also issues loans to participants that are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2019 and 2018 were $149,257 and $93,028, respectively, and are included in deductions from net assets in the Statements of Changes in Net Assets Available for Plan Benefits.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions. The Company has the right under the Plan to discontinue its contributions at any time, and as discussed in Note 8 "Subsequent Events" employer matching contributions were discontinued effective May 1, 2020.

NOTE 6 – TAX STATUS

On January 31, 2014, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

As discussed in Note 8 "Subsequent Events" the World Health Organization declared the COVID-19 outbreak a pandemic in March 2020. The full extent of the future impact of COVID-19 on the fair value of the investments held by the Plan and the Company's operations is uncertain. A prolonged COVID-19 pandemic could have a material adverse impact on the Plan's net assets available for benefits and the Company's operations and financial condition.

NOTE 8 – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 25, 2020, the date the financial statements were issued, and except for the items discussed below, there were no subsequent events requiring adjustments to the financial statements or disclosures.

In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The full impact of the COVID-19 pandemic continues to evolve as of the date of this report. In response to the pandemic, the CARES Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the provisions of the CARES Act and has implemented the following: 1) eligible participants impacted by the COVID-19 pandemic may request a penalty-free special distribution up to $100,000; 2) taxes on this special distribution are due over a three-year period; 3) eligible participants may suspend loan repayments until December 31, 2020, although interest will accrue during this temporary forbearance.

The COVID-19 pandemic has adversely affected global economic activity including significant deterioration and instability in financial markets. As a result, the Plan's investment portfolio has incurred a significant decline in fair value since December 31, 2019. Since the fair value of individual Plan investments will continue to fluctuate in response to the duration of the COVID-19 pandemic's impact on financial markets, the amount of losses that will be recognized in subsequent periods, if any, and the related impact to the Plan's liquidity cannot be determined at this time.

On March 2, 2020, the Plan was amended to discontinue employer matching contributions into the plan after May 1, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

By:	/s/ Bruce A. Hausmann
Bruce A. Hausmann, Member

Date:   June 25, 2020

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.
Savings and Investment Plan
EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost**	(e) Current value

*	T. Rowe Price Blue Chip Growth Trust	Common Trust		$21,221,413
*	T. Rowe Price Retirement Balanced	Common Trust		110,794
*	T. Rowe Price Retirement 2005 Trust	Common Trust		124,809
*	T. Rowe Price Retirement 2010 Trust	Common Trust		218,161
*	T. Rowe Price Retirement 2015 Trust	Common Trust		1,032,245
*	T. Rowe Price Retirement 2020 Trust	Common Trust		6,621,342
*	T. Rowe Price Retirement 2025 Trust	Common Trust		8,844,121
*	T. Rowe Price Retirement 2030 Trust	Common Trust		9,182,184
*	T. Rowe Price Retirement 2035 Trust	Common Trust		8,237,957
*	T. Rowe Price Retirement 2040 Trust	Common Trust		8,972,626
*	T. Rowe Price Retirement 2045 Trust	Common Trust		6,193,126
*	T. Rowe Price Retirement 2050 Trust	Common Trust		5,105,168
*	T. Rowe Price Retirement 2055 Trust	Common Trust		2,081,906
*	T. Rowe Price Retirement 2060 Trust	Common Trust		778,930
*	T. Rowe Price Stable Value Fund	Common Trust		19,741,753
	Total Common Trusts			$98,466,535

	Federated Institutional High Yield Bond Fund	Mutual Fund		4,185,608
	Invesco Oppenheimer International Bond Fund	Mutual Fund		764,045
	Vanguard Total Bond Market Index Admiral Fund	Mutual Fund		2,103,525
	American Funds New World Fund	Mutual Fund		159,846
*	T. Rowe Price Balanced Fund	Mutual Fund		10,128,346
	ClearBridge International Growth Fund	Mutual Fund		867,929
	MassMutual Select Mid Cap Growth Fund	Mutual Fund		2,882,183
	MFS Value Fund	Mutual Fund		10,040,545
	Nuveen Small Cap Value Fund	Mutual Fund		87,974
	Oakmark International Institutional Fund	Mutual Fund		2,250,467
	Parnassus Core Equity Institutional Fund	Mutual Fund		1,645,708
*	T. Rowe Price QM US SCG EQ Inv Fund	Mutual Fund		2,188,153
	U.S. Treasury Money Fund	Mutual Fund		2,945,826
	Vanguard Developed Markets Index Admiral Fund	Mutual Fund		511,434
	Vanguard Mid Cap Index Admiral Fund	Mutual Fund		672,044
	Vanguard Small Cap Index Admiral Fund	Mutual Fund		1,098,502
	Vanguard 500 Index Admiral Fund	Mutual Fund		8,525,840
	Wells Fargo Special Mid Cap Value Fund	Mutual Fund		3,634,709
	Total Mutual Funds			$54,692,684

*	Interface, Inc. Stock Fund - Employer Securities	Common Stock		4,984,032

	Total Investments per Financial Statements			$158,143,251

*	Participant Loans	Interest rates ranging from 4.25% - 6.50%; maturing through November 2029	-0-	5,329,157

	Total Investments per Form 5500			$163,472,408
	*Party-in-interest ** The Cost of Participant-directed investments is not required to be disclosed